UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

FORM 6-K
__________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 12, 2014

Commission File Number: 001-35990
__________________________________

Prosensa Holding N.V.
__________________________________

J.H. Oortweg 21
2333 CH Leiden
The Netherlands
(Address of principal executive offices)
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-197240) and Form S-8 (Registration Number 333-194650) of Prosensa Holding N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Leiden, The Netherlands on August 12, 2014.

PROSENSA HOLDING N.V.
By:	/s/Hans G.C.P. Schikan
	Name:	Hans G.C.P. Schikan
	Title:	Chief Executive Officer

By:	/s/Berndt A.E. Modig
	Name:	Berndt A.E. Modig
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Prosensa Holding N.V. Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2014
2	Prosensa Holding N.V. Management’s Discussion and Analysis of Financial Condition and Results of Operations
3†	Convertible Note Purchase Agreement dated on August 11, 2014, by and between Prosensa Holding N.V. and Pro200, LLC
†	Confidential treatment requested as to portions of the exhibit. Confidential material omitted and filed separately with the Securities and Exchange Commission.